Exhibit 99.1

DEFSEC Technologies Announces Significant Momentum in Revenue Growth due to Increased Annualized Billings for Government Services on a Go-Forward Basis to Approximately CAD$8.3M Commencing February 2026

▪	62.5% increase in revenue generating headcount from previously announced 24 on October 29, 2025.
▪	Approximately 704% increase in annualized program billings on government services over FY2024 billings of $1M1.
▪	Approximately 845% increase in annualized gross margin contribution from government services of approximately $2.3M2 over FY2024 gross margin of $0.2M3.

Ottawa, Ontario, December 5, 2025 - DEFSEC Technologies Inc. (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCW) ("DEFSEC" or the "Company") is pleased to announce significant momentum in its government services business as it expects to add an additional 15 roles to the 24 roles previously disclosed in the Company's news release dated October 29, 2025, for a total of 39 roles staffed commencing in February, 2026. All dollar amounts in this news release are in Canadian Dollars unless otherwise noted.

All roles have been staffed with a large part of the increase due to an expansion of work scope with the Directorate Land Command Systems Program Management Software Engineering Facility (“DSEF”) contract for digital modernization of the Canadian Armed Forces.

DEFSEC has arranged to fast track the fulfillment of this new work scope requirement by subcontracting 13 of the additional 15 roles from ADGA Group Consultants Inc. (“ADGA”). Commencement of work in February 2026 is subject to customary administrative onboarding procedures. The Company has already received DSEF’s statement of work and expects to complete onboarding procedures over the next several weeks in time for the February start.

1 See Consolidated Financial Statements of DEFSEC Technologies Inc. (Formerly KWESST Micro Systems Inc.) for the years ended September 30, 2024, 2023 and 2022 filed on the Company’s SEDAR+ profile at https://sedarplus.ca/.

2 Unaudited, non-IFRS measure. See "Non-IFRS Measures" below.

3 Unaudited, as published financial statements do not disclose gross margin by product line.

The cumulative impact of the additional resources means that, effective February 2026, when work commences, the Company’s go-forward annualized program billings are expected to increase to approximately $8.3M4, compared to the $5.1M5 as reported in Company's news release dated October 29, 2025. Additionally, annualized gross margins on a go-forward basis on programmatic work are expected to increase commensurately to approximately $2.3M (with approximately $0.5M of the increase in gross margin associated with the roles added since October 29, 2025). This moves the Company significantly further towards its goal of achieving a cash flow positive operation on the commercialization of its technology and resources.

“It’s very gratifying to see the continued momentum in our programmatic work on digital modernization of the Canadian Armed Forces with our industry partners,” said Sean Homuth, DEFSEC President and CEO. LGen Jean-Marc Lanthier (Ret’d), President and CEO of ADGA, commented that “ADGA brings experienced software development experts who have supported DND for many years. We look forward to continuing to deploy this operationally critical talent in collaboration with DEFSEC so the customer benefits from teams ready to deliver without delay.”

“The announcement today means that DEFSEC’s annualized go-forward revenue run rate of approximately $8.3M at the beginning in February 2026 are expected to be approximately 704% higher than our actual Fiscal 2024 programmatic revenue of $1.0M,” added Mr. Homuth. “Additionally, partnering with ADGA will have the effect of an immediate impact on revenue and margin when this additional, ongoing work commences in February 2026.”

Mr. Homuth concluded by noting that “This collaboration with ADGA is a great example of two Canadian defence companies working together to quickly deliver upgraded capability to our Canadian Armed Forces. We continue to be well positioned for further momentum and growth as the Canadian government works to increase defence spending on critical capabilities within our sphere of expertise”.

The Company noted that these updated go-forward revenue run rate and margin contribution numbers announced today exclude its product business, principally ARWEN sales, which are projected to increase significantly in Fiscal 2025 over Fiscal 2024. The Company expects further revenue growth as the Canadian government continues to put action to their planned defense spending and increased margins as the Company continues to scale its programmatic services.

While the Company expects to file its year-end filings shortly, they will largely be in line with the Q3 growth trajectory and will present a strong financial position owing to the financing completed in Q4.

4 Unaudited, non-IFRS measure. See "Non-IFRS Measures" below. Also includes impact of annual escalation of rates billed.

5 Unaudited, non-IFRS measure. See "Non-IFRS Measures" below.

David Luxton, Chairman

luxton@defsectec.com

Sean Homuth, President and Chief Executive Officer

homuth@defsectec.com

Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer

welsh@defsectec.com

Jason Frame, Investor Relations

+1 (587) 225-2599

frame@defsectec.com

About DEFSEC

DEFSEC (TSXV: DFSC and DFSC.WT.U; NASDAQ: DFSC and DFSCSW; FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces.   The company’s current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users’ smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA SHOTTM with applications across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with a representative office in London, UK.

For more information, please visit https://www.defsectec.com

Forward-Looking Statements

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of Canadian and United States securities laws (collectively, “forward-looking statements”), which may be identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements made by DEFSEC in this press release include, but are not limited to, the timing and impact on DEFSEC's revenue and gross margins resulting from its agreements with ADGA, projected increases of ARWEN sales, growth of DEFSEC's revenue and gross margins resulting from the Canadian government's planned defense spending and DEFSEC's programmatic services scaling, the timeline for DEFSEC’s programmatic services scaling, and the timing and contents of DEFSEC's year-end financial statements. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC’s management and are based on assumptions and subject to risks and uncertainties.

Although DEFSEC’s management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including, but not limited to,

DEFSEC's continued and successful partnership with ADGA through its agreements and its impacts on DEFSEC's revenue and gross margins, the timing and impact on DEFSEC's revenue and gross margins resulting from its agreements with ADGA, the Canadian government's planned defense spending occurring as expected or expressed, the ability of DEFSEC to scale its programmatic services scaling successfully, if at all, the ability of DEFSEC to file its year-end financial statements on planned timelines, DEFSEC’s inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all); amendments to statements of work and orders for its products in 2025 and onwards for reasons beyond its control; the renewal or extension of agreements beyond their original term; the granting of patents applied for by DEFSEC; inability to finance the scale up to full commercial production levels for its physical products; inability to secure key partnership agreements to facilitate the outsourcing and logistics for its ARWEN and PARA SHOT products; inability to meet timeline to commercialization for SaaS product; overall interest in DEFSEC’s products being lower than anticipated, expected or expressed; general economic and stock market conditions; adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of DEFSEC to implement and execute its business strategies; risks and uncertainties detailed from time to time in DEFSEC’s filings with the Canadian Security Administrators and the United States Securities and Exchange Commission; and other factors beyond the control of DEFSEC.

Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Non-IFRS Measures

This news release makes reference to certain non-IFRS measures. These measures are not recognized measures under the International Financial Reporting Standards (“IFRS”), do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

The non-IFRS measures used in this news release. includes "annualized gross margin contribution" and "program billings on annualized go-forward basis", which are unaudited, non-IFRS measures.

"Annualized gross margin contribution", refers to gross margin dollars based on the staff and other related costs for the entire year at the program billing rate. Management believes annualized gross margin contribution is a useful measure because it aligns with annualized revenue and billings. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which this non-IFRS measure relates is gross margin.

"Program billings on annualized go-forward basis", refers to programmatic revenue based on the roles staffed for a full year at the program billing rate. Management believes program billings on annualized go-forward basis is a useful measure because it reflects management’s estimate of annualized revenues based on current contractual taskings as of the date of this release. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which the non-IFRS measure relates is revenue.

These non-IFRS financial measures reflect an additional way of viewing aspects of the Company’s operations that, when viewed with IFRS results and the reconciliations to the corresponding IFRS financial measures, may provide a more complete understanding of factors and trends affecting the Company’s business. Because non-IFRS financial measures exclude the effect of items that will increase or decrease the Company’s reported results of operations, management strongly encourages investors to review the Company’s consolidated financial statements and publicly filed reports in their entirety under the Company’s profile on EDGAR and SEDAR+.